Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

November 13, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ryan Rohn
Stephen Krikorian
Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc.
Amendment No. 11 to Draft Registration Statement on Form F-4
Submitted July 14, 2023
CIK No. 0001921158

Dear Mr. Rohn, Mr. Krikorian, Mr. Derby and Mr. Austin:

In response to the discussion with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 6, 2023, we are writing to provide supplemental information on behalf of BitFuFu Inc. (the “Company”), regarding the accounting treatment of the self-mining business of Finfront Holding Company (“BitFuFu”) and revised disclosure in the Company’s Amendment No. 11 to Draft Registration Statement on Form F-4, confidentially submitted to the Commission on July 14, 2023 (the “Draft Registration Statement”). Concurrent with the submission of this letter, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission.

For ease of reference, the text of the Staff’s comment is summarized in bold-face type below, followed by the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 12 to Draft Registration Statement on Form F-4

1. In relation to the identification of the performance obligation and contract duration, the Staff objects to BitFuFu’s conclusion in previous submissions that “the definition of performance obligation [should be] submission of valid shares,” and that “the duration of the contracts with pool operators extends until a valid share is submitted.”

RESPONSE: BitFuFu respectfully submits that, after evaluating its previous definition of performance obligation and presentation of contract duration, and taking into account the Staff’s position that it would not object to a conclusion that the contract is continuously renewed many times throughout a day, but the duration of each contract is less than daily, BitFuFu has revised its accounting policy on pages 149, F-61 and F-91 of the Revised Draft Registration Statement. Specifically, BitFuFu has revised its accounting policy for the cryptocurrency self-mining revenue (with italics to highlight the changes here) (1) from “[t]he Company’s enforceable right to compensation only begins when the Company contributes hash rate to complete certain task distributed by the mining pool and submit valid proof-of-works (or “shares”) to the mining pool,” to “[t]he Company’s enforceable right to compensation only begins when the Company provides computing power to perform hash calculation for the pool operators,” and (2) from “[c]ompleting work tasks to provide shares is the only performance obligation in the Company’s arrangements with mining pool operators,” to “[p]roviding computing power as a service to perform hash calculation for the pool operators is the only performance obligation in the Company’s arrangements with mining pool operators […].”

BitFuFu believes that the revision of the definition of the performance obligation above would not result in any actionable change to its financial results as currently presented in its financial statements for the 2020 Period, 2021 and 2022 and the six months ended June 30, 2022 and 2023, because the performance obligation of BitFuFu is only to provide computing power (as opposed to valid shares), which does not affect the amount of revenue or costs recognized by BitFuFu. In practice, BitFuFu recognizes revenue on a daily basis when the confirmation statement sent at UTC 24:00 by the pool operators is verified by BitFuFu. BitFuFu, therefore, does not believe that there is actionable difference for the revenue recognized before and after the change in the determination of performance obligation.

2. In relation to the variable amount and the constraint to the variable consideration, the Staff objects to BitFuFu’s conclusion in previous submissions that “the block reward component of the estimated variable consideration is constrained.” In reaching such conclusion, the Staff considered many factors, including that the inputs to the block reward component of the payout formula are fixed for each contract, except for pool participant’s hash rate which should be reasonably estimable for each contract.

RESPONSE: BitFuFu acknowledges the Staff’s conclusion that the block reward component of the variable consideration is not constrained at the contract inception time and can be reasonably estimated. BitFuFu has also evaluated the Staff’s position that (1) it would not object to BitFuFu’s conclusion that the transaction fee component of the estimated variable consideration is constrained at contract inception, but no longer constrained at 24:00 UTC; and (2) it does not express a view on the specific amount of the estimated transaction fee that is constrained during any given intra-day period. In response to the Staff’s comment, BitFuFu has revised its accounting policy on pages 149, F-61 and F-91 of the Revised Draft Registration Statement. Specifically, BitFuFu has revised its accounting policy for the cryptocurrency self-mining revenue from (with italics to highlight the changes here) “[t]he Company does not have a reliable means to estimate its payout until the hash rates are provided, the shares are submitted and the mining pool operators confirm the Bitcoin payout at 24:00 UTC each day. In accordance with FASB ASC 606-10-32-11 and 32-12, the Company constrains the variable consideration to which it is entitled and does not recognize revenue for such amounts until the mining pool operator confirms the Bitcoin payout at 24:00 UTC each day. At that point, the variability is resolved and there is no longer a reasonable possibility of significant reversal of revenue,” to “[t]he non-cash consideration, including block rewards and transaction fees, is variable because whether the Company can provide valid hash rate for each task it performs and the amount of network transaction fees that can be distributed to pool participants are uncertain. The Company is able to estimate the amount of variable consideration related to the block reward component at the contract inception, considering that the payout method agreed with each mining pool operator and the inputs to the payout formula are fixed. However, the Company is not able to have a reliable means to estimate the amount of variable consideration related to transaction fee component at the contract inception, because the inputs for such consideration include the actual amount of transaction fee of the entire blockchain network for that day and the total computing power provided to the entire blockchain network by all mining participants for that day. The mining pool operators will confirm the considerations, including both the block rewards and the transaction fees, at 24:00 UTC each day.”

BitFuFu believes that the revision on whether the block reward component of the variable consideration is constrained would not result in any actionable change to its financial results as currently presented in its financial statements for the 2020 Period, 2021 and 2022 and the six months ended June 30, 2022 and 2023. For practical reasons, BitFuFu recognizes revenue on a daily basis after it verifies the confirmation statement sent by the pool operators at UTC 24:00. Whether a certain component of the variable consideration is constrained or when it is relieved are intra-day events. At UTC 24:00, all of the variable considerations during the day are no longer constrained when the revenue are recognized.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP